Exhibit 99.2

iKang Enters into Amendment No. 3 to Merger Agreement for Going Private Transaction

BEIJING, December 14, 2018 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced that it has entered into an amendment No. 3 (“Amendment No. 3”) to amend its previously announced agreement and plan of merger, dated as of March 26, 2018 and amended pursuant to Amendment No. 1 thereto dated as of May 29, 2018 and Amendment No. 2 thereto dated as of September 25, 2018 (the “Merger Agreement” and, as amended by Amendment No. 3, the “Amended Merger Agreement”), by and among the Company, IK Healthcare Investment Limited (“Parent”) and IK Healthcare Merger Limited (“Merger Sub”).

As previously disclosed, either the Company or Parent has had the right to terminate the Merger Agreement since November 1, 2018 because the merger contemplated by the Merger Agreement (the “Merger”) had not been completed by October 31, 2018 (the “Termination Date”). Pursuant to Amendment No. 3, the parties have agreed to extend the Termination Date to January 31, 2019.

Amendment No. 3 also amends the closing condition in Section 7.02(e) of the Merger Agreement to provide that the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by the Merger Agreement are subject to the condition that the number of shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Cayman Islands Companies Law, represents no more than 15% of the total outstanding shares of the Company. The Company has been informed by Parent and Merger Sub that a substantial majority of the dissenting shareholders have agreed to withdraw as dissenters and, accordingly, it is expected that the closing condition set forth in Section 7.02(e) of the Amended Merger Agreement will be satisfied.

In addition, Amendment No. 3 amends the Merger Agreement to (i) include an additional closing condition for the benefit of Parent and Merger Sub that there has been no change in applicable laws which imposes certain restrictions or prohibitions with respect to the Company’s business and operations and (ii) provide that shares held by shareholders who have validly exercised and effectively withdrawn their rights to dissent from the Merger pursuant to agreements entered into between such shareholders and Merger Sub, will be cancelled for no consideration under the Amended Merger Agreement upon the effective time of the Merger.

The parties currently expect to close the Merger in January 2019, subject to the satisfaction of the closing conditions set forth in the Amended Merger Agreement.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal first quarter ended June 30, 2018, iKang served a total of 1.68 million customer visits under both corporate and individual programs.

As of December 14, 2018, iKang has a nationwide network of 119 self-owned operating medical centers, covering 35 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang, Zhenjiang, Guyuan and Liupanshui, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: whether the Merger Agreement will be terminated; whether closing conditions for the Merger will be satisfied or waived; whether the Merger will be consummated; the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com